UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 2)1

Fiesta Restaurant Group, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

31660B101

(CUSIP Number)

Andrew Rechtschaffen

AREX Capital Management, LP

10 EAST 53rd STREET, 11th FLOOR

New York, NY 10022

(646) 679-4000

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 6, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 31660B101

1	NAME OF REPORTING PERSON

AREX Capital Master Fund, lp
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,066,508
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,066,508
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,066,508
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.1%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP No. 31660B101

1	NAME OF REPORTING PERSON

AREX Capital gp, llc
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,066,508
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,066,508
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,066,508
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.1%
14	TYPE OF REPORTING PERSON

OO

3

CUSIP No. 31660B101

1	NAME OF REPORTING PERSON

AREX CAPITAL MANAGEMENT, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,505,292
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

2,505,292
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,505,292
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.6%
14	TYPE OF REPORTING PERSON

IA, PN

4

CUSIP No. 31660B101

1	NAME OF REPORTING PERSON

AREX CAPITAL MANAGEMENT GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,505,292
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

2,505,292
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,505,292
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.6%
14	TYPE OF REPORTING PERSON

OO

5

CUSIP No. 31660B101

1	NAME OF REPORTING PERSON

Andrew rechtschaffen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

UNITED STATES OF AMERICA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		44,470
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,505,292
PERSON WITH	9	SOLE DISPOSITIVE POWER

44,470
	10	SHARED DISPOSITIVE POWER

2,505,292
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,505,292
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.7%
14	TYPE OF REPORTING PERSON

IN

6

CUSIP No. 31660B101

The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned (“Amendment No. 2”). This Amendment No. 2 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended to add the following:

In connection with his service on the Board, Mr. Rechtschaffen has been granted 44,470 restricted Shares (the “Restricted Shares”) pursuant to the Issuer's 2012 and 2021 Stock Incentive Plans, including: (i) 1,935 Restricted Shares that will vest on February 13, 2024; (ii) 10,122 Restricted Shares that will vest on May 10, 2024; and (iii) 1,932 Restricted Shares that will vest on February 13, 2025, provided that Mr. Rechtschaffen has continuously remained a director of the Issuer.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On August 7, 2023, the Issuer issued a press release, which provided information on the proposed acquisition of the Issuer by Garnett Station Partners, LLC. Further information regarding the proposed transaction is in the Issuer’s Current Report on Form 8-K, available at https://www.sec.gov/ix?doc=/Archives/edgar/data/1534992/000114036123038172/brhc20057114_8k.htm.

In connection with the proposed transaction, AREX Capital Management entered into a voting agreement (the “Voting Agreement”) with Fiesta Holdings, LLC, a Delaware limited liability company (“Holdings”). The Voting Agreement provides that AREX Capital Management will, subject to limited exceptions, vote its Shares in favor of the adoption of the merger agreement and against any alternative proposal. The foregoing description of the Voting Agreement is qualified in its entirety by reference to the Voting Agreement, which is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

Jefferies Financial Group Inc., a New York Corporation, a stockholder of the Issuer not affiliated with the Reporting Persons, has entered into a voting agreement with Holdings containing terms similar to the Voting Agreement.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 26,189,111 Shares outstanding, as of August 3, 2023, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 7, 2023.

A.	AREX Capital Master
(a)	As of the close of business on August 17, 2023, AREX Capital Master beneficially owned 1,066,508 Shares.

Percentage: Approximately 4.1%

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CUSIP No. 31660B101

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,066,508
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,066,508

(c)	AREX Capital Master has not entered into any transactions in the Shares in the last 60 days.

B.       AREX Capital GP

(a)	As the general partner of AREX Capital Master, AREX Capital GP may be deemed the beneficial owner of the 1,066,508 Shares owned by AREX Capital Master.

Percentage: Approximately 4.1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,066,508
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,066,508

(c)	AREX Capital GP has not entered into any transactions in the Shares in the last 60 days.
C.	AREX Capital Management
(a)	As of the close of business on August 17, 2023, 1,438,784 Shares were held in the AREX Managed Accounts. AREX Capital Management, as the investment advisor of AREX Capital Master and the AREX Managed Accounts, may be deemed the beneficial owner of the (i) 1,066,508 Shares owned by AREX Capital Master and (ii) 1,438,784 Shares held in the AREX Managed Accounts.

Percentage: Approximately 9.6%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,505,292
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,505,292

(c)	AREX Capital Management has not entered into any transactions in the Shares in the last 60 days.

D.       AREX Capital Management GP

(a)	As the general partner of AREX Capital Management, AREX Capital Management GP, may be deemed the beneficial owner of the (i) 1,066,508 Shares owned by AREX Capital Master and (ii) 1,438,784 Shares held in the AREX Managed Accounts.

Percentage: Approximately 9.6%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,505,292
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,505,292

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CUSIP No. 31660B101

(c)	AREX Capital Management GP has not entered into any transactions in the Shares in the last 60 days.
E.	Mr. Rechtschaffen
(a)	As the Managing Member of each of AREX Capital GP and AREX Capital Management GP, Mr. Rechtschaffen may be deemed the beneficial owner of the (i) 1,066,508 Shares owned by AREX Capital Master and (ii) 1,438,784 Shares held in the AREX Managed Accounts.

Percentage: Approximately 9.7%

(b)	1. Sole power to vote or direct vote: 44,470
2. Shared power to vote or direct vote: 2,505,292
3. Sole power to dispose or direct the disposition: 44,470
4. Shared power to dispose or direct the disposition: 2,505,292

(c)	Mr. Rechtschaffen has not entered into any transactions in the Shares in the last 60 days.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On August 6, 2023, AREX Capital Management and the Issuer entered into the Voting Agreement as defined and described in Item 4 above and attached as Exhibit 99.1 hereto.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1	Voting Agreement, dated August 6, 2023, by and among Fiesta Holdings, LLC and AREX Capital Management, LP.

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CUSIP No. 31660B101

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 17, 2023

AREX CAPITAL MASTER FUND, LP
By:	AREX Capital GP, LLC, its general partner
By:	/s/ Jason Abrams
	Name:	Jason Abrams
	Title:	Attorney-in-fact for Andrew Rechtschaffen

AREX CAPITAL GP, LLC
By:	Andrew Rechtschaffen, its Managing Member
By:	/s/ Jason Abrams
	Name:	Jason Abrams
	Title:	Attorney-in-fact for Andrew Rechtschaffen

AREX CAPITAL MANAGEMENT, LP
By:	AREX Capital Management GP, LLC, its general partner
By:	/s/ Jason Abrams
	Name:	Jason Abrams
	Title:	Attorney-in-fact for Andrew Rechtschaffen

AREX CAPITAL MANAGEMENT GP, LLC
By:	Andrew Rechtschaffen, its Managing Member
By:	/s/ Jason Abrams
	Name:	Jason Abrams
	Title:	Attorney-in-fact for Andrew Rechtschaffen

ANDREW RECHTSCHAFFEN
By:	/s/ Jason Abrams
	Name:	Jason Abrams
	Title:	Attorney-in-fact for Andrew Rechtschaffen

10